Exhibit 4.16

AMENDMENT NUMBER TEN
TO THE
TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN
WHEREAS, Telephone and Data Systems, Inc., a Delaware corporation (the “Company”), has heretofore adopted and maintains for the benefit of eligible employees of the Company and certain subsidiaries of the Company the “Telephone and Data Systems, Inc. Tax-Deferred Savings Plan” (the “Plan”);
WHEREAS, the Plan was most recently amended and restated, effective as of January 1, 2014; and
WHEREAS, the Company desires to amend the Plan (i) to permit re-enrollment “back-sweeps” from time to time; (ii) to allow a former employee with an account balance in the Plan to roll over to the Plan an eligible distribution from the Company’s Pension Plan or another eligible retirement arrangement; and (iii) in certain other clarifying respects.
NOW, THEREFORE, pursuant to the power of amendment contained in Section 14.1 of the Plan, the Plan hereby is amended as follows, effective as of January 1, 2020:
1.    The “Rollover Contributions” definition within Article 2 hereby is amended to replace the phrase “a Participant” set forth therein with the phrase “an Eligible Rollover Recipient.”
2.    Section 3.2 hereby is amended to read as follows:
Section 3.2.    Election of Before-Tax Contributions and Designated Roth Contributions.
(a)    Affirmative Participant Election. A Participant may affirmatively elect, in the manner prescribed by the Plan Administrator, to commence Before-Tax Contributions and/or Designated Roth Contributions at the rate specified by the Participant in accordance with Section 4.2(a)(1). The election shall evidence the Participant’s acceptance of and agreement to all provisions of this Plan, and shall be effective, and Before Tax-Contributions and/or Designated Roth Contributions shall commence, as of the first payroll period administratively practicable after the Participant’s election is received by the Plan Administrator or its designee. Such contributions shall continue in effect as elected by the Participant until the Participant changes or suspends such election as provided in paragraph (b) or (c) of Section 4.2, such contributions automatically are suspended pursuant to Section 8.3(c) or such contribution election expires pursuant to the immediately following sentence. The Committee from time to time in its discretion may cause an Eligible Employee’s affirmative participation election (whether it be an affirmative election to make contributions to the Plan at a specified rate or an affirmative election not to make contributions to the Plan) to expire as of the date determined by the Committee and communicated to the Eligible Employee sufficiently in advance of such expiration date.
(b)    Deemed Participant Election. Each Eligible Employee who has neither elected to commence Before-Tax Contributions and/or Designated Roth Contributions pursuant to Section 3.2(a) nor affirmatively elected not to make such contributions in accordance with procedures established by the Plan Administrator shall be automatically enrolled in the Plan as of the date he or she becomes a Participant (or in the case of an Eligible Employee whose affirmative participation election expires in accordance with the last sentence of Section 3.2(a), as of the date that such election expires) and shall be deemed to have elected to commence Before-Tax Contributions at the rate specified in Section 4.2(a)(2). Any deemed election described in this Section 3.2(b) shall be effective, and Before-Tax Contributions shall commence, as of the first payroll period administratively practicable after the date the Participant is automatically enrolled in the Plan. The automatic enrollment shall be deemed to evidence the Participant’s acceptance of and agreement to all provisions of the Plan. Deemed Before-Tax Contributions shall continue in effect at the rate specified in Section 4.2(a)(2) until the Participant changes or suspends such election as provided in paragraph (b) or (c) of Section 4.2 or such contributions automatically are suspended pursuant to Section 8.3(c).
3.    Section 3.3 hereby is amended to replace the phrase “Before-Tax Contributions, Designated Roth Contributions or Rollover Contributions to the Plan” set forth in the second sentence thereof with the phrase “Before-Tax Contributions or Designated Roth Contributions to the Plan.”

4.    Section 5.2 hereby is amended (i) to replace the final sentence of Section 5.2(a) with the following sentence and (ii) with the exception of the following new final sentence of Section 5.2(a), to replace the phrase “Eligible Employee” each time it appears therein with the phrase “Eligible Rollover Recipient”:
An “Eligible Rollover Recipient” for purposes of this Section 5.2 shall mean (i) a Participant (including a Participant who is not an Employee, provided that the Participant continues to have an Account balance in the Plan) and (ii) an Eligible Employee who is not yet a Participant.
5.    The third sentence of item (1) within Section 8.3(a) hereby is amended to read as follows:
A financial hardship shall be deemed to exist if and only if the Participant certifies (in writing or by an electronic medium, as determined by the Plan Administrator) that (A) the Participant has insufficient cash or other liquid assets reasonably available to satisfy the financial need and (B) the financial need is on account of one or more of the following:
6.    Clause (vii) of item (1) within Section 8.3(a) hereby is amended to add at the beginning thereof the phrase “if permitted by the Plan Administrator,”.
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IN WITNESS WHEREOF, the Company has caused this Amendment Number Ten to be executed by its duly authorized officers this 29th day of November, 2019.

TELEPHONE AND DATA SYSTEMS, INC.

By:	/s/ LeRoy T. Carlson, Jr.
Chief Executive Officer, Chief Financial Officer or Vice President Human Resources

By:	/s/ Daniel J. DeWitt
Chief Executive Officer, Chief Financial Officer or Vice President Human Resources